InterOil Spuds Antelope-4

Appraisal of PRL15 now underway

SINGAPORE and PORT MORESBY, Papua New Guinea, Sept. 16, 2014 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) has started drilling the Antelope-4 appraisal well in Petroleum Retention License 15 in Papua New Guinea.

Antelope-4 is the first of at least two appraisal wells planned on the Antelope field.

The well lies about 1km south of Antelope-2 and is the most southern well in the Elk-Antelope field.

Antelope-5, the second appraisal well in the licence, is expected to be drilled later this year.

InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts
Singapore Michael Lynn Senior Vice President, Investor Relations Michael.Lynn@InterOil.com Phone: +65-6507-0222	United States Meg LaSalle Investor Relations Coordinator Meg.LaSalle@InterOil.com Phone: +1-281-292-1800	David Wu Vice President, Investor Relations David.Wu@InterOil.com Phone: +65-6507-0222
Media contacts
Singapore Robert Millhouse Vice President, Corporate Affairs Robert.Millhouse@InterOil.com Phone: +65-6507-0222	Australia John Hurst Cannings Corporate Communications jhurst@cannings.net.au Phone: +61 418 708 663

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur are forward-looking statements, including in particular, the expected spud date for the Antelope-5 appraisal well. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control of, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include risks discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year to 31 December 2013 on Form 40-F and its Annual Information Form for the year to 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com .